UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 3, 2016

FORMFACTOR, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-50307	13-3711155
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7005 Southfront Road Livermore, CA		94551
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (925) 290-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

The Merger Agreement

On February 3, 2016, FormFactor, Inc., a Delaware corporation ( “FormFactor”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cascade Microtech, Inc., an Oregon corporation (“Cascade Microtech”), and Cardinal Merger Subsidiary, Inc., an Oregon corporation and a wholly owned subsidiary of FormFactor (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Cascade Microtech, with Cascade Microtech continuing as the surviving corporation (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of Cascade Microtech common stock (other than any shares held by any subsidiary of Cascade Microtech or FormFactor, which will be converted into shares of the surviving corporation) will be converted into the right to receive (subject to adjustment as set forth in the next sentence) (a) $16.00 in cash (the “Per Share Cash Consideration”), without interest, and (b) 0.6534 (as adjusted, the “Exchange Ratio”) shares of FormFactor common stock (the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Merger Consideration”), with cash payable in lieu of fractional shares of FormFactor common stock. Under the terms of the Merger Agreement, if the number of shares of FormFactor common stock issuable as a result of the Merger (including shares subject to unvested Cascade Microtech stock options or restricted stock units assumed by FormFactor as part of the Merger) would exceed 19.9% of the issued and outstanding shares of FormFactor common stock immediately prior to the closing of the Merger, the Per Share Stock Consideration will be reduced by the minimum amount necessary such that no more than 19.9% of the outstanding shares of FormFactor common stock become issuable in the Merger and the Per Share Cash Consideration will be increased by a corresponding amount as set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, as a result of the Merger:

•	each option to purchase Cascade Microtech common stock (other than any option with an exercise price equal to or greater than the value of the Merger Consideration, which will be canceled for no consideration) which is outstanding and vested immediately prior to the Merger will be cancelled and converted into the right to receive an amount of cash, without interest and with respect to each share of Cascade Microtech common stock underlying such option, equal to the amount by which the per share exercise price of such option is less than the sum (the “Closing Date Merger Consideration Value”) of (a) the Per Share Cash Consideration plus (b) the product of (i) the Exchange Ratio multiplied by (ii) the volume-weighted average price of a share of FormFactor common stock on the NASDAQ Global Market for the ten consecutive trading day period ending on the trading day immediately preceding the date of the Merger;

•	each Cascade Microtech restricted stock unit which is outstanding and vested immediately prior to the Merger will be cancelled and converted into the right to receive an amount of cash, without interest and with respect to each share of Cascade Microtech common stock underlying such restricted stock unit, equal to the Closing Date Merger Consideration Value; and

•	each option to purchase Cascade Microtech common stock and each Cascade Microtech restricted stock unit which is outstanding and unvested immediately prior to the Merger and that is held by a person who will continue to provide services to the Cascade Microtech or FormFactor after the Merger will be assumed by FormFactor on substantially the same terms, except that the number of shares of FormFactor common stock subject to such assumed awards and the exercise price of any assumed stock options will be determined pursuant to a formula intended to preserve the intrinsic value of the original award.

Completion of the Merger is subject to customary closing conditions, including, among others, (a) approval of the Merger Agreement by Cascade Microtech’s shareholders, (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (c) the absence of any law or governmental order prohibiting the consummation of the transactions contemplated by the Merger Agreement, (d) the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the Registration Statement on Form S-4 to be filed by FormFactor with respect to the shares of FormFactor common stock to be issued in the Merger, (e) such shares of FormFactor common stock being approved for listing on the NASDAQ Global Market and (f) subject to certain materiality standards, the accuracy of the representations and warranties of each party and compliance by each party with its obligations under the Merger Agreement. The consummation of the Merger is not subject to a financing condition.

Each of Cascade Microtech and FormFactor has made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants, including, among others, (a) covenants providing for the parties to use their reasonable best efforts to cause the closing of the Merger to be consummated and (b) subject to certain exceptions, Cascade Microtech’s agreements to (i) not solicit proposals relating to alternative transactions to the Merger or engage in discussions or negotiations with respect thereto, (ii) call and hold a special meeting of Cascade Microtech’s shareholders to approve the Merger Agreement and (iii) not withdraw, amend or modify in a manner adverse to FormFactor the recommendation of the board of directors that Cascade Microtech’s shareholders approve the Merger. In addition, FormFactor has agreed to select one Cascade Microtech director for appointment to FormFactor’s board of directors.

The Merger Agreement contains certain termination rights for Cascade Microtech and FormFactor, including, among others, the right of either party to terminate the Merger Agreement if the Merger does not occur by August 4, 2016, subject to extension in certain circumstances. Cascade Microtech will be required to pay FormFactor a termination fee of $10.8 million upon termination of the Merger Agreement under specified circumstances described in the Merger Agreement, including, among others, if (a) FormFactor terminates the Merger Agreement following a change of recommendation of Cascade Microtech’s board of directors, (b) Cascade Microtech terminates the Merger Agreement to enter into a definitive agreement with a third party with respect to a superior acquisition proposal or (c) the Merger Agreement is terminated under certain circumstances and Cascade Microtech subsequently enters into or consummates an alternative acquisition proposal within 12 months. FormFactor may be required to pay Cascade Microtech a termination fee of $16.2 million if (i) the Merger Agreement is terminated by either party due to failure of certain closing conditions relating to obtaining antitrust approval and (ii) all other closing conditions are satisfied or waived.

To finance a portion of the merger consideration under the Merger Agreement, FormFactor obtained commitments from HSBC Bank USA, National Association, MUFG Union Bank, N.A., Comerica Bank, and Silicon Valley Bank to provide a senior secured term loan facility in an aggregate amount of $150 million (the “Term Loan Facility”). The funding of the Term Loan Facility is subject to certain conditions, including the execution of definitive financing documentation, the consummation of the Merger in accordance with the Merger Agreement, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement), a minimum liquidity condition and other customary closing conditions.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached to this report as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description thereof have been included to provide investors and shareholders with information regarding the terms of the agreement, and they are not intended to provide any other factual information about Cascade Microtech or FormFactor or their respective subsidiaries or affiliates or shareholders, as applicable. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts), and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. In addition, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Cascade Microtech’s or FormFactor’s public disclosures. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation, but only in conjunction with the other information about Cascade Microtech or FormFactor that the respective companies include in reports, statements and other filings they make with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between FormFactor and Cascade Microtech. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties, many of which are beyond FormFactor’s and Cascade Microtech’s control, that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend” and “continue,” the negative or plural of these words and similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the timing to consummate the proposed merger; failure of the Cascade Microtech shareholders to approve the proposed merger; the terms and availability of the proposed financing arrangements; the risk that a condition to closing of the merger may not be satisfied; failure to achieve regulatory approval or the risk that it is obtained subject to conditions that are not anticipated; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; the diversion of management time on merger-related issues; and changes in FormFactor’s or Cascade Microtech’s future cash requirements, capital requirements, results of operations, financial conditions and/or cash flows, and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by FormFactor and Cascade Microtech with the U.S. Securities and Exchange Commission (the “SEC”), under the caption “Risk Factors” and elsewhere. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FormFactor or Cascade Microtech. Unless required by law, FormFactor and Cascade Microtech are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, FormFactor intends to file a registration statement on Form S-4, which will include a preliminary prospectus, related materials to register the shares of FormFactor common stock to be issued in the merger and other documents concerning the proposed merger, and Cascade Microtech intends to file a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORMFACTOR, CASCADE MICROTECH, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they are available) and any other documents filed by FormFactor and Cascade Microtech with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by FormFactor may also be obtained for free by contacting FormFactor Investor Relations by mail at FormFactor Inc., Investor Relations, 7005 Southfront St., Livermore, California 94551, Attention: Investor Relations or by going to FormFactor’s Investor Relations page on its corporate web site at www.formfactor.com, or and copies of documents filed with the SEC by Cascade Microtech may also be obtained for free by contacting Cascade Microtech Investor Relations by mail at Cascade Microtech, Inc., 9100 SW Gemini Drive, Beaverton, Oregon 97008, Attention: Investor Relations or by going to Cascade Microtech’s Investor Relations page on its corporate web site at www.CascadeMicrotech.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

Participants in the Solicitation

Cascade Microtech and FormFactor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Cascade Microtech shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade Microtech security holders in connection with the proposed merger will be set forth in the registration statement and the proxy statement/prospectus when filed with the SEC. Information regarding Cascade Microtech’s executive officers and directors is included in Cascade Microtech’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 12, 2015, and its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on April 6, 2015. Information regarding FormFactor’s executive officers and directors is included in FormFactor’s Annual Report on Form 10-K for the year ended December 27, 2014, filed with the SEC on March 6, 2015, its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on March 19, 2015 and its Current Report on Form 8-K, filed with the SEC on August 7, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cascade Microtech and FormFactor have interests in the transaction that may differ from the interests of Cascade Microtech and FormFactor shareholders generally, respectively. These interests will be described in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated February 3, 2016, by and among Cascade Microtech, Inc., FormFactor, Inc. and Cardinal Merger Subsidiary, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORMFACTOR, INC.

Date: February 9, 2016	By:	/s/ Michael M. Ludwig
	Name:	Michael M. Ludwig
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated February 3, 2016, by and among Cascade Microtech, Inc., FormFactor, Inc. and Cardinal Merger Subsidiary, Inc.

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